Exhibit 21.1
Subsidiaries

Name of Subsidiary	Form of Organization	Jurisdiction of Organization

Wholly Owned by NGAS Resources, Inc.

Daugherty Petroleum, Inc. (“DPI”)	Corporation	Kentucky

Wholly Owned by DPI

Daugherty Petroleum ND Ventures, LLC	Limited liability company	North Dakota
Sentra Corporation	Corporation	Kentucky
NGAS Securities, Inc.	Corporation	Kentucky
NGAS Gathering, LLC	Limited liability company	Kentucky